Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, Illinois 60606

www.faegredrinker.com

August 21, 2024

VIA EDGAR TRANSMISSION

Mr. John Kernan

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Thornburg Income Builder Opportunities Trust (Fund” or “Registrant”)

(Registration Nos. 333-241035; 811-23600)

Dear Mr. Kernan:

The following responds to the comments of the staff of the Securities and Exchange Commission (“Staff”) that you provided by telephone on July 24, 2024, relating to the Fund’s September 30, 2023 annual report filed with the Securities and Exchange Commission on Form N-CSR on November 20, 2023 (the “Annual Report”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response.

1.

Comment: Please explain how the Fund’s blended benchmark index has been deemed to be an appropriate broad based securities market index for the Fund. A blended benchmark may be used as a secondary index.

Response: The Fund confirms that, in future filings, the Fund will include as its primary index an appropriate broad-based securities market index.

2.

Comment: Staff notes that the Fund entered into an Investor Support Services and Secondary Market Services Agreement with XA Investments, LLC (“XAI”) between March 7, 2021 and January 16, 2023 (the “Agreement”). The services set forth in Appendix A of the Agreement include activities designed to “facilitate superior secondary market trading (premium)” and “broaden buyer base and create new Fund demand”. Please provide details of the process the board used in evaluating whether any portion of these services and fees paid to XAI were used to pay directly or indirectly for distribution. In your response, please explain why the agreement was terminated and confirm if these services continue to be provided to the Fund by another party.

Response: The board of Trustees of the Registrant (the “Board”) reviewed the Agreement at least annually as part of their overall review of the Fund’s service providers. As part of the consideration of renewal process, and in conjunction with other material provided for consideration, the Board conducted a thorough evaluation of the services and fees associated with the Agreement and an assessment of the nature and extent of the investor support and secondary market support services provided in connection with the ongoing operation of the Fund, with particular focus on whether any portion of these services and fees paid to XAI were used directly or indirectly for distribution purposes. While the agreement was in effect, the Fund paid XAI a service fee, payable monthly in arrears, in an annual amount equal to 0.20% of the Fund’s average daily Managed Assets.

The agreement with XAI was terminated as part of a strategic review of service providers to ensure the Fund’s objectives were being met efficiently. The decision was based on the conclusion that alternative methods could achieve similar goals with improved cost-effectiveness. We confirm that the services previously provided by XAI are now being managed by the Fund’s adviser, Thornburg Investment Management, Inc.

3.

Comment: It appears that form N-CSR for the period ending September 30, 2023 refers to a second fiscal quarter covered by the report for the disclosure related to Item 16(b), please utilize the language provided in N-CSR Item 16(b) which refers to the period covered by the report, not isolated to a particular quarter and confirm that there have been no such changes in the registrant’s internal control over financial reporting during the period.

Response: The Registrant confirms that going forward, it will ensure that the response to Form N-CSR Item 16(b) relates to the full period covered by the applicable shareholder report. Additionally, the Registrant confirms that there has been no change in its internal control over financial reporting that occurred during the full period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

4.

Comment: Item 4(d) of the Registrant’s certifications required by Item 13(a)(2) of Form N-CSR filed by the reporting period September 30, 2023, does not seem to refer to the correct time period. Item 4(d) requires disclosure of any changes in the Registrant’s internal control over financial reporting that occurred during the period covered by this report. The current certification indicates only the second quarter of the fiscal period is covered. Please file an amended form N-CSR to include the correct form of certifications and ensure that the certifications are updated to a current date.

Response: The Registrant will file an amended Form N-CSR to include the correct form of certifications, updated to the current date.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at 312-569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams

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